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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                       Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-22090
                                                 -------

                          The Multicare Companies, Inc.
                          -----------------------------
             (Exact name of registrant as specified in its charter)

                              101 East State Street
                       Kennett Square, Pennsylvania 19348
                                 (610) 444-6350
                                 --------------
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                    Common Stock, par value $.01 per share(1)
                    9% Senior Subordinated Notes due 2007(1)
                    ----------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                   ---------
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                     Rule 12g-4(a)(1)(i)  [ X ] Rule 12h-3(b)(1)(ii) [  ]
                     Rule 12g-4(a)(1)(ii) [   ] Rule 12h-3(b)(2)(i)  [  ]
                     Rule 12g-4(a)(2)(i)  [   ] Rule 12h-3(b)(2)(ii) [  ]
                     Rule 12g-4(a)(2)(ii) [   ] Rule 15d-6           [  ]
                     Rule 12h-3(b)(1)(i)  [ X ]

         Approximate number of holders of record as of the certification or notice date: Zero
             ----


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         Pursuant to the requirements of the Securities Exchange Act of 1934,
The Multicare Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                          The Multicare Companies, Inc.

                                          By: /s/ James V. McKeon
                                             --------------------------------
                                             Name: James V. McKeon
                                             Title: Senior Vice President and
                                                      Corporate Controller
                                             Date: October 2, 2001

(1) On June 22, 2000, Genesis Health Ventures, Inc. ("Genesis") and The Multicare Companies, Inc. ("Multicare") each filed voluntary petitions with the U.S. Bankruptcy Court in Delaware to reorganize their respective capital structures under Chapter 11 of the U.S. Bankruptcy Code. Genesis and Multicare filed a joint plan of reorganization (the "Plan") in the U.S. Bankruptcy Court for the District of Delaware on June 5, 2001, calling for, among other things, the merger of the two companies under the Genesis banner. Under the Plan, the common stock of Multicare will be cancelled and new common stock of reorganized Multicare will be deemed to be allocated to certain of the creditors of the Multicare debtors. By voting for the Plan, such creditors, as persons otherwise entitled to the new common stock of Multicare, will also be deemed to have voted to adopt a plan of merger. The plan of merger provides that such creditors will receive cash, new senior notes, new convertible preferred stock, and new common stock of reorganized Genesis in exchange for the new common stock of reorganized Multicare allocated to them and that a newly created indirect subsidiary of Genesis will be merged into Multicare. The Plan became effective on October 2, 2001.